PERSONAL AND CONFIDENTIAL

Date: May 31, 2011

Mr. Greg Carr
XXXXXXXXXX
XXXXXXXXXX

Dear Greg:

I am pleased to present this offer of employment to join APAC Customer Services, Inc. (“APAC”, or “the Company”) as Senior Vice President, Chief Marketing and Sales Officer, reporting to me. The following terms will apply:

1.	Your start date will be May 31, 2011.

2.	Your starting base salary will be Two Hundred Seventy-Five Thousand Dollars ($275,000) on an annualized basis, payable bi-weekly. (This “base salary” is stated for convenience only and is not intended as an annual contract of employment.) Your base salary will be reviewed each year at the time when increases for executives of APAC are considered. At the present time that occurs on or about April 1 of each year.

3.	You will be eligible to participate in and earn bonus compensation under the Company’s Management Incentive Plan (the “MIP”), as may be in effect from time to time, in accordance with the Company’s compensation practices. You will have a target payout bonus opportunity equal to 50% of your base salary with a maximum bonus opportunity equal to 100% of your base salary. The payout of the MIP will depend on APAC meeting its budgeted financial performance and you meeting individual and team performance goals that will be established each year between you and your manager. Your 2011 incentive opportunity will be prorated. For your 2011 MIP bonus payment (fiscal year ending January 1, 2012), you shall receive a guaranteed prorated bonus payment based on your minimum MIP incentive opportunity - calculated from your first date of employment. (By way of illustration only, if you begin your employment with APAC on July 1, 2011 and are employed for the remainder of fiscal 2011, your 2011 MIP payment would be approximately one-half of your 50% target bonus opportunity which would be equal to approximately $68,750).

4.	You will be entitled to paid vacation of four (4) weeks and will also be entitled to participate in all employee benefit plans and programs extended to employees at the executive level.

5.	You will be granted options to purchase 106,000 shares of APAC common stock at an exercise price equal to the official closing price of APAC’s common stock on that date. The option grant date will be the latter of (a) your first day of employment or (b) the date on which the Compensation Committee approves the grant. These options will vest at the rate of 20% per year during the first five years of your employment, provided that, you are employed by the Company on the date such installment is scheduled to so vest.

You will awarded a grant of 36,000 shares of restricted APAC common stock, the effective grant date for the restricted shares will be the later of (a) your first day of employment or (b) the date on which the Compensation Committee approves the grant. These restricted shares will vest at the rate of 20% per year during the first five years of your employment, provided that, you are employed by the Company on the date such installment is scheduled to so vest.

It is intended that the grant of options and restricted shares referenced above will cover at least your first two years of employment and you should not expect to receive any additional grants of equity until after your second anniversary of employment with the Company.

6.	Upon joining the Company, you will receive an Employment Security Agreement, which outlines additional cash compensation protection in the event of “Change in Control” of the Company.

7.	As a condition of employment, you will sign an “Agreement Protecting Company Interests”.

8.	Except for (1.) termination of employment in connection with a “change in control” as defined in the Employment Security Agreement referenced above, (2) resignation by the executive; or (3.) termination of employment by APAC “for cause” (Defined as “(i) gross misconduct or gross negligence in the performance of your employment duties; (ii) willful disobedience by you of the lawful directions received from the Company or from the person to whom you directly report or of established policies of the Company; or (iii) commission by you of a crime involving fraud or moral turpitude that can reasonably be expected to have an adverse effect on the business, reputation or financial situation of the Company”), and provided you sign a then-current Waiver & Release Agreement you will receive the following:

(a) severance equal to the monthly amount of your then-current base salary for the twelve (12) month period following termination by the Company;

(b) assuming APAC meets its budgeted financial performance, a pro-rated MIP bonus payment (pro-rated from the effective date of your termination) or a full MIP bonus payment for the prior fiscal year if termination takes place after the end of the fiscal year, but before the MIP bonus payment for the prior fiscal year has been made; and

(c) provided that, you (and if applicable your dependents) elect healthcare continuation coverage under COBRA, for a period of twelve (12) months you will be required to pay only the premium amount charged to active employees for such healthcare coverage and the Company will pay the balance of your COBRA premiums, subject to immediate cessation of the Company payment at any such time during this period that you become eligible for health benefits in connection with subsequent employment;

Severance payments will be made in accordance with either this agreement or the prevailing change of control agreement, whichever is more advantageous to you; but in no event will severance payments be made under both agreements. Such payments will be made on APAC’s customary payroll dates in installment equal to your regular biweekly salary, less all applicable withholding taxes. Any MIP incentive payment under this offer letter will be made at the same time MIP incentive payments are made to all other current employees at the executive level.

Notwithstanding the foregoing, if you are deemed at the time of your separation from service to be a “specified employee” for purposes of Section 409A(a)(2)(B)(i) of the Internal Revenue Code (the “Code”), to the extent delayed commencement of any portion of the severance payments to which you are entitled under this agreement is required in order to avoid a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code, such portion of your severance payments will not be provided to you prior to the earlier of (1) expiration of the six-month period measured from the date of your “separation from service” with the Company (as such term is defined in Treasury Regulations issued under Section 409A of the Code) or (2) your death.  Upon expiration of the applicable Code Section 409A(a)(2)(B)(i) deferral period, all payments deferred pursuant to this paragraph shall be paid in a lump sum to you, and any remaining payments due shall be paid as otherwise provided herein.

9.	You hereby represent and warrant that you are not subject to any covenants, agreements of restrictions, including, without limitation, any covenants, agreements or restrictions arising out of your prior employment or independent contractor relationships, which would be breached or violated by your acceptance of this offer of employment or by your performance of your duties. You acknowledge that it is APAC’s express policy to abstain from the use or disclosure of the trade secrets and proprietary information of third parties, and you hereby expressly covenant that you will not use or disclose trade secrets or proprietary information of third parties while working at APAC.

Greg, we are excited about your joining APAC. If you have any questions please don’t hesitate to contact me.

Sincerely,

APAC CUSTOMER SERVICES, INC.

/s/Kevin T. Keleghan
Kevin T, Keleghan
President and Chief Executive Officer

ACCEPTED BY:

/s/Greg M. Carr

Greg Carr

05/31/2011
Date